

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 14, 2016

Via E-mail
Gysle R. Shellum
Chief Financial Officer
PDC Energy, Inc.
1775 Sherman Street
Suite 3000
Denver, CO 80203

> **Re: PDC Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **Supplemental Response dated March 1, 2016**
> **File No. 000-07246**

Dear Mr. Shellum:

We have reviewed your March 1, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Crude Oil and Natural Gas Information, page 89

1. We have read your response to comment 2 in our letter dated February 18, 2016. We note your explanation indicating that the proved undeveloped reserves relating to any additional locations added within downspaced sections were included in Extensions, Discoveries and Other Additions category because they were interpreted to be an

extension of the proved drainage area. To the extent that your infill wells fall within an area previously determined by drilling on broader spacing within the section, such wells also fall within the previously defined proved area and volume. Since the infill wells do not alter the extent of the prior proved area or the overall volume available for drainage but result in the recovery of additional reserves within the section, the changes in proved estimates relating to the infill wells should be classified as revisions pursuant FASB ASC 932-235-50-5-b. Please modify your disclosure as necessary to resolve any inconsistencies in the classification the changes in the net quantities of your proved reserves.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources